February 25, 2005

Mail Stop 0409

Clark A. Marcus
Eye Care International, Inc.
1511 North Westshore Boulevard, Suite 925
Tampa, Florida  33607

Re:	Eye Care International, Inc.
	Amendment No. 1 to Registration Statement on Form SB-2 Filed February 10, 2005
      Registration No. 333-121308

Dear Mr. Marcus:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have executed a term sheet for an equity line with an investor. Please supplementally tell us the name of the investor and provide a copy of the term sheet. Further, it appears that the sale of Class A common stock and the convertible debentures may be viewed together as a single transaction. Please note that viewed as a single transaction, a registration statement for the resale of such securities may not be consistent with our guidance regarding private equity lines with registered resales. Refer to
Section VIII of the Current Issues and Rulemaking Projects,
Quarterly
Update (March 31, 2001), which is available in the Corporation Finance section of the SEC`s website. Please consider negotiating any modifications to your agreements prior to filing a resale registration statement.

Cover Page

2. Please highlight the risk factors cross-reference by prominent type or otherwise. Refer to Item 501(a)(5) of Regulation S-B.

Risk Factors, page 2

3. We note your response to comment 19. However we cannot find the appropriate revision. Please disclose that your financial condition may impact your ability to retain key personnel.

4. We note your response to comment 18. Please disclose the shareholder vote percentage currently controlled by your management.

5. We note your response to comment 22. Please also disclose the number of shares underlying warrants that have a nominal strike price.

6. Please include a risk factor discussing the risks of your potential equity line arrangement.

7. Please revise to include a risk factor discussing the risks relating to the preemptive rights of Victus Capital and Vicis
Capital, including how these rights will be affected by the proposed equity line arrangement.

      Series A and Series C Preferred Stock Conversion Rights

8. Please revise the risk to include disclosure regarding the mandatory conversion at July 30, 2006 of the preferred shares into common shares and the basis for the assumption that the conversion would result in 1,720,000 additional shares of common stock being issued.

Issuance of Stock and/or Warrants for Services and/or Discounted
Conversion Provisions of Short-Term Debt.

9. Please revise to quantify the number of shares that may be issued upon conversion of short-term debt and the assumptions used to quantify this amount.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 7

10. We note your response to comment 7. However, the section continues to lack an overview of the business that presents an analysis of the company`s business as seen through the eyes of management. For example, prior to disclosing details about your historical results of operations, it may be helpful to discuss the impact of your recent shift in business strategy from retail marketing of memberships to wholesale marketing of memberships.
In
addition, if the LBI Acquisition will have a material impact on your business in the future, it may be helpful to discuss this in an overview. Your discussion should include the estimated impact of these and other material business changes on revenues, expenses and liquidity in the future and thereby provide context for your historical results.

Results of Operations, page 7

11. Please provide additional disclosure regarding the stock bonuses granted to your executives. In particular, please disclose the circumstances that resulted in a bonus being granted in 2004 but not in 2003, including any extenuating circumstances that may help an investor understand if similar bonuses will be granted in future periods.

12. The SG&A expense table indicates an increase of $3,193,120 from
September 30, 2003 to September 30, 2004. However the preceding paragraph indicates the increase was only $849,000. Please revise to eliminate the discrepancy.

13. We note your response to comment 9. Please supplementally advise us of the date on which the loans were made.

14. The Liquidity and Capital Resources section is in the middle of the Results of Operations section. Please move Liquidity and Capital
Resources so that it either comes before or after Results of Operations.

15. We note your response to comment 14. However we cannot find the appropriate revision. Please provide additional detail on the "settlement of claims" that impacted your 2003 Other Income.

Liquidity and Capital Resources, page 9

16. We note your response to comment 16. However we cannot find the appropriate revision. Please revise to discuss liquidity and, in particular, the sufficiency of your liquidity and capital resources, on both a long-term and short-term basis. We consider long-term to be in excess of 12 months.

17. We note your statement that you "plan to continue to meet your liquidity needs through the issuance of short-term notes payable, the proceeds of which will be used for completing the development of Eye
Care`s marketing plan, building the necessary infrastructure and meeting other obligations, including repayment of debt (both short-term and long-term.)" Please revise to discuss the amounts required to complete the development of your marketing plan, the amounts required to build your infrastructure and the nature of the infrastructure you intend to build.

18. Please clarify the nature of the consulting contracts related to the PhotoScreener technology and patent rights.

Description of Business, page 13

19. We note your response to comment 25 and have reviewed the supplemental materials provided to us. Please provide supplemental support for these additional statements:
* P.15 "we believe we are the nation`s largest optometric discount vision network"
* p. 15 "50% of the United States workforce is over 40, the age when the need for vision correction usually begins"
* p. 15 "studies have shown that 50% of all cases of adult blindness are generally preventable up to the age of 12"
* p.16 "of the approximately 50-60% of Americans who require corrective eye wear, approximately 20% use contact lenses...wearer spends approximately $350 to $750 per year on contact lenses" Please mark the supplemental support to clearly indicate the particular information relied upon.

Executive Compensation, page 23

20. Please provide disclosure regarding the stock bonus granted to your officers. Refer to Item 402(b)(2)(iii) of Regulation S-B.

Stock Option Plan, page 23

21. Please disclose the information as of December 31, 2004.

Financial Statements for the Nine Months Ended September 30, 2004

General

22. Update your financial statements pursuant to Item 310(g) of Regulation S-B.

Balance Sheets, page F-2

23. Based on your response to comment 37, we note that LBI, Inc. had no assets or liabilities and limited operations. Clarify how you determined the acquisition of LBI, Inc. constituted a business acquisition under paragraph 9 of SFAS 141 and EITF 98-3. To the extent you acquired intangible assets rather than a business, it does not appear that goodwill should have been recorded. Reference is made to paragraph 9 of SFAS 142. Please advise.

24. To the extent that you have demonstrated the acquisition of
LBI
constitutes the acquisition of a business, explain what
consideration
you gave to the allocation of a portion of the purchase price of
LBI,
Inc to intangible assets apart from goodwill.  Refer to paragraph
39
of SFAS 141 in your response. Additionally, explain how you have considered the disclosure requirements of paragraphs 51 and 52 of SFAS 141.

Statements of Operations, page F-3

25. We have reviewed your response to our prior comment 38. Based on your response, it appears that consulting expense for the expansion of the business is expected to be a recurring item. As such, we are still unsure why you have presented the amount as an item of other income and expense. Why have you given different treatment to these amounts from the other professional fees (i.e. legal expenditures associated with proposed mergers) that you have included within operating expenses as discussed in the last paragraph on page 7 of your registration statement.

Financial Statements for the Year Ended December 31, 2003

Statements of Operations, page F-10

26. We have considered your response to our prior comment 42. We are still unsure how you have applied the guidance in footnote 1 of APB
26 in determining that the forgiveness of debt by your executive officers should be accounted for as a gain rather than a capital contribution. Alternatively, explain to us what guidance you relied on in making that determination. Provide a reference to the appropriate accounting literature in your response.

Statements of Stockholders` Deficit

27. Revise your Statements of Stockholders` Deficit to reflect the stock split in the opening equity balances. Note that SAB Topic
4C
indicates that a change in capital structure should be reflected in the earliest period presented.

Part II

Item 26

28. We note your response to comment 45. We are still unable to determine the facts relied upon to support the exemptions from registration. For instance, with respect to unregistered sales relying on rule 506, it is unclear whether sales were made to accredited investors and, if not, the number of non-accredited investors and whether they were sophisticated. Please revise accordingly.

Legal Opinion

29. Please revise the legal opinion to state that, with respect to the Shares that have already been issued, such shares have been validly issued, fully paid and non-assessable.


*  *  *  *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Robert Telewicz at (202) 824-5356 or Cicely Luckey, Reviewing Staff Accountant, at (202) 942-1975 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan, Attorney-Advisor, at
(202) 824-5445 or the undersigned at (202) 942-1766 with any other questions.

Sincerely,



Elaine Wolff
Branch Chief



cc:	David J. Levenson, Esq. (via facsimile)


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Eye Care International, Inc.
Page 6